Exhibit 99.1

Gerdau Ameristeel Announces Closure of Melt Shop at Perth Amboy, New Jersey Mill

TAMPA, FL, September 13, 2006, -- Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) today announced that it plans to close the melt shop operations at its Perth Amboy, New Jersey wire rod mill early in the fourth quarter of 2006. The Company plans to continue operating the Perth Amboy rolling mill at its current production level of approximately 500,000 tons of finished wire rod annually. After closure of the melt shop, semi-finished steel billets will be more efficiently supplied to the Perth Amboy rolling mill from available billet making capacity at other Gerdau Ameristeel melt shop operations. Higher grade billets will also be supplied from Gerdau Ameristeel’s majority shareholder Gerdau SA in Brazil and other third party billet suppliers.

The closure of the melt shop operations will result in an estimated $27 million after tax charge (approximately 9 cents per share) to third quarter 2006 earnings. Most of the charge, approximately $23 million, is a non-cash charge to write off the book value of the melt shop buildings and equipment. Approximately $4 million is cash costs for severance and take or pay contract settlements.

Mario Longhi, President and CEO of Gerdau Ameristeel, commented:

“This is a very difficult decision to make as it impacts dedicated, hard-working employees. Gerdau Ameristeel will provide outplacement support and make every effort to help the displaced employees through this time of transition. However, the Company believes that closure of the relatively non-competitive Perth Amboy melt shop is consistent with global industry trends towards consolidation and rationalization. Despite focused efforts over the last several years we have been unable to bring the Perth Amboy melt shop up to performance and cost standards dictated by the competitive nature of our business. The more efficient semi-finished billet supply from the Company’s other steel-making facilities, and the flexibility to produce higher quality finished wire rod, is expected to improve the Company’s future cash flows and returns.”

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 9.0 million tons of mill finished steel products. Through its vertically integrated network of 17 minimills (including one 50%-owned minimill), 17 scrap recycling facilities and 46 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern two-thirds of North America. The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers (or “OEMs”) for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. Gerdau Ameristeel’s common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO and on the New York Stock Exchange under the symbol GNA. For additional financial and investor information, visit www.gerdauameristeel.com.

For more information please contact:
Tom J. Landa
Vice President and Chief Financial Officer
Gerdau Ameristeel
(813) 207- 2300
tlanda@gerdauameristeel.com